EXHIBIT 21.01
SOUTHWEST GAS HOLDINGS, INC.
LIST OF SUBSIDIARIES OF THE REGISTRANT
AT DECEMBER 31, 2025

SUBSIDIARY NAME	STATE OF INCORPORATION OR ORGANIZATION TYPE
Southwest Gas Holdings, Inc.	Delaware
Southwest Gas Utility Group, Inc.	California
Southwest Gas Corporation	California
Utility Financial Corp.	Nevada
The Southwest Companies	Nevada
Southwest Gas Transmission Company	Limited partnership between Southwest Gas Corporation and Utility Financial Corp.
Great Basin Gas Transmission Company	Nevada